SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A

Information Statement Pursuant to Rules 13d-1 and 13d-2 Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

Flotek Industries, Inc. (Name of Issuer)

Common Stock, $.0001 par value (Title of Class of Securities)

343389102 (CUSIP Number) March 19, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 343389102
(1)Names of reporting persons. Sentinel Asset Management, Inc.
(2) Check the appropriate box if a member of a group
(a)
(b)
(3) SEC Use Only
(4) Citizenship or place of organization: Vermont
(5)Sole voting power: 0
Number of shares
beneficially owned by	(6)Shared voting power: None
each reporting person	(7)Sole dispositive power: 0
with:
(8)Shared dispositive power: None
(9)Aggregate amount beneficially owned by each reporting person: 0
(10)Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)Percent of class represented by amount in Row 9 0%
(12)Type of reporting person (see instructions): IA

Item 1.
Item 1(a) Name of issuer: Flotek Industries, Inc.
Item 1(b) Address of issuer's principal executive offices: 2930 W. Sam Houston Parkway N. #300, Houston
Texas 77043
Item 2.
2(a) Name of person filing: Sentinel Asset Management, Inc.
2(b) Address or principal business office or, if none, residence: One National Life Drive, Montpelier VT
05604
2(c) Citizenship: Vermont
2(d) Title of class of securities: Common Stock, $.0001 par value
2(e) CUSIP No.: 343389102

Item 3.
If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
a.	[ ] Broker or dealer registered under Section 15 of the Act.
b.	[ ] Bank as defined in Section 3(a)(6) of the Act.
c.	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
d.	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
e.	[x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);
i.	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14)
of the Investment Company Act of 1940;
j.	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
a.	Amount beneficially owned:
See the response(s) to Item 9 on the attached cover page(s).
b.	Percent of class
See the response(s)to Item 11 on the attached cover page(s).
c.	Number of shares as to which such person has:
(i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.
Ownership of 5 Percent or Less of a Class.
                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securites, check the following [x]

Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the
Parent Holding Company or Control Person.
Not Applicable.

Item 8. Identification and Classification of Members of the Group
Not Applicable.

Item 9. Notice of Dissolution of Group
Not Applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2009

Signature: /s/ D. Russell Morgan

D. Russell Morgan, Chief Compliance Officer
Name/Title